

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2012

Via Facsimile
Ms. Janet Brutschea Haugen
Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

> **Re:** **Unisys Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-08729**

Dear Ms. Haugen:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of significant accounting policies

Revenue recognition, page 23

1.   Please tell us which elements in your multiple element arrangements you use estimated selling price to allocate revenue. Please describe for us, in greater detail, the significant factors, inputs, assumptions and methods used to determine the estimated selling price for these elements.

2.   Please describe, in detail, your methodology for establishing vendor-specific objective evidence (VSOE) for deliverables in your software arrangements. Describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc). Where VSOE is based on stated renewal rates, please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Where VSOE is based on stand-alone sales, provide the volume and range of stand-alone sales used to establish VSOE.

Note 14. Litigation and contingencies, page 36

3.   We note your discussion of several matters to which the company is currently involved. If there is at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred for the outstanding matters, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Note 16. Employee plans

Retirement benefits, page 42

4.   We note your disclosure on page 44 that your U.S. expected long-term rate of return on plan assets was 8.75% in 2010 and 2011 and will be 8% in 2012. We also note that your equity and debt securities ranges were 65-71% and 23-29% in 2010 and 52-64% and 33-39% in 2011. Considering the shift in asset mix that occurred in 2011 please explain your basis for retaining the 8.75% rate in 2011. In this regard, please explain to us why your 2011 rate was not reduced considering that the asset allocation shifted approximately 10% between equity and debt securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Davis at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief